UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(RULE 14d–100)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SIX FLAGS, INC.

(Name of Subject Company (Issuer))

RED ZONE LLC

(Names of Filing Person (Offeror))

Common Stock, par value $0.025 per share

(Title of Class of Securities)

Daniel M. Snyder

21300 Redskin Park Drive

Ashburn, VA 20147

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Dennis J. Block, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-5555

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Explanatory Note

This filing relates solely to a preliminary communication made before the commencement of a proposed cash tender offer (the “Offer”) by Red Zone LLC (“Red Zone”) for the common stock of Six Flags, Inc. (“Six Flags”). The Definitive Consent Solicitation Statement attached as Exhibit 99.1 to this Schedule TO-C was filed October 19, 2005 with the Securities and Exchange Commission.

PLEASE NOTE: Neither the above information nor Exhibit 99.1 attached hereto constitute an offer to holders of Six Flags common stock to purchase Six Flags common stock. The Offer will be made only by means of an Offer to Purchase and related Letter of Transmittal, both of which will be filed with the Securities and Exchange Commission. When these materials become available, Six Flags stockholders should read them carefully because they will contain important information. Once the materials are filed with the Securities and Exchange Commission, they will be available free of charge at www.sec.gov and by contacting Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, NY 10022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Definitive Consent Solicitation Statement filed by Red Zone LLC with the Securities and Exchange Commission on October 19, 2005